Filed pursuant to Rule 433(d)

Registration No. 333-170954

Dated May 9, 2011

FINAL TERM SHEET

Issuer:	PacifiCorp

Security Type:	First Mortgage Bonds due 2021

Legal Format:	SEC Registered

Principal Amount:	$400,000,000

Coupon:	3.85%

Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2011

Trade Date:	May 9, 2011

Settlement Date:	May 12, 2011 (T+3)

Maturity:	June 15, 2021

Treasury Benchmark:	UST 3.625% due February 15, 2021

US Treasury Spot:	104-01

US Treasury Yield:	3.142%

Spread to Treasury:	T+73 basis points

Re-offer Yield:	3.872%

Price to Public (Issue Price):	99.814% of principal amount

Optional Redemption:	Prior to March 15, 2021, Make Whole Call at T+12.5 basis points On or after March 15, 2021, 100% of the principal amount plus accrued and unpaid interest

Denominations:	$2,000 and any integral multiples of $1,000 in excess thereof

Joint Bookrunners:	J.P. Morgan Securities LLC
RBS Securities Inc.
Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc.
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	695114 CM8 / US695114CM85

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, RBS Securities Inc. at 1-866-884-2071 or Wells Fargo Securities, LLC at 1-800-326-5897.